MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

GENERAL

This management's discussion and analysis ("MD&A") for Metalla Royalty & Streaming Ltd. (the "Company" or "Metalla") is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of March 30, 2023, should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2022, and the related notes contained therewith. The Company reports its financial position, financial performance, and cash flows in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Additional information relevant to the Company are available for viewing on SEDAR at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

Management’s Discussion and Analysis - Page 2

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

COMPANY OVERVIEW

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") is a precious metals royalty and streaming company that is focused on acquiring gold and silver metal purchase agreements, Net Smelter Return ("NSR") royalties, Gross Value Return ("GVR") royalties, Net Profit Interests ("NPI"), Gross Proceeds ("GP") royalties, Gross Overriding Return ("GOR") royalties, Price Participation ("PP") royalties, and non-operating interests in mining projects that provide the right to the holder of a percentage of the gross revenue from metals produced from the project or a percentage of the gross revenue from metals produced from the project after deducting specified costs, if any, respectively. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

COMPANY HIGHLIGHTS

During the year ended December 31, 2022, and subsequent period the Company:

  Acquired, or amended agreements for 1 stream and 14 royalties to bring the total held as at the date of this MD&A to 85 precious metal assets, through the following transactions:
    Acquired a portfolio of eight royalties from First Majestic Silver Corp. ("First Majestic") for $20.0 million in common shares of Metalla valued at $4.7984 per share, representing the 25-day volume-weighted average price ("VWAP") of shares of Metalla traded on the NYSE prior to the announcement of the transaction. Upon closing, the Company issued to First Majestic 4,168,056 common shares of the Company. The royalties acquired in this transaction included:
      a 100% GVR royalty on gold production from the producing La Encantada mine located in Coahuila, Mexico operated by First Majestic limited to 1,000 ounces annually;
      a 2.0% NSR royalty on the past producing Del Toro mine located in Zacatecas, Mexico owned by First Majestic;
      a 2.0% NSR royalty on the La Guitarra mine located in Temascaltepec, Mexico owned by Sierra Madre Gold and Silver Ltd.;
      a 2.0% NSR royalty on the Plomosas project located in Sinaloa, Mexico owned by GR Silver Mining Ltd.;
      a 2.0% NSR royalty on the past-producing San Martin mine located in Jalisco, Mexico owned by First Majestic;
      a 2.0% NSR royalty on the past producing La Parrilla mine located in Durango, Mexico, owned by First Majestic and subject to a binding purchase agreement with Golden Tag Resources Ltd.;
      a 2.0% NSR royalty on the La Joya project located in Durango, Mexico owned by Silver Dollar Resources; and
      a 2.0% NSR royalty on the La Luz project located in San Luis Potosi, Mexico owned by First Majestic.
    Acquired an existing 2.5%-3.75% sliding scale GP royalty over gold and a 0.25%-3.0% NSR royalty on all metals (other than gold and silver) on the majority of Barrick Gold Corporation's ("Barrick") world-class Lama project located in Argentina, from an arm's length seller to for aggregate consideration of $7.5 million, to be satisfied by Metalla through the payment on the closing date of $2.5 million in cash and $2.5 million in common shares valued at $5.3553 per share, representing the 15-day VWAP of shares of Metalla traded on the NYSE prior to the announcement of the transaction, the remaining $2.5 million, to be paid in cash or common shares, is payable within 90 days upon the earlier of a 2 Moz gold mineral Reserve estimate on the royalty area or 36 months after the closing date. The transaction closed on March 9, 2023, at which time the Company paid the $2.5 million in cash and issued 466,827 common shares of the Company to the arm's length seller;
    Acquired one silver stream and three royalties from Alamos Gold Corp. ("Alamos") for $5.0 million in common shares of Metalla valued at $5.3228 per share, representing the 20-day VWAP of shares of Metalla traded on the NYSE prior to the announcement of the transaction. The transaction closed on February 23, 2023, at which time the Company issued 939,355 common shares of the Company to Alamos. The stream and royalties acquired in this transaction include:
Management’s Discussion and Analysis - Page 3

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)
  a 20% silver stream over the Esperanza project located in Morales, Mexico owned by Zacatecas Silver Corp.;
  a 1.4% NSR royalty on the Fenn Gibb South project located in Timmins, Ontario owned by Mayfair Gold Corp.;
  a 2.0% NSR royalty on the Ronda project located in Shining Tree, Ontario owned by Platinex Inc.; and
  a 2.0% NSR royalty on the Northshore West property located in Thunder Bay, Ontario owned by New Path Resources Inc.
  Acquired a 1.0% NSR royalty on the Lac Pelletier project owned by Maritime Resources Corp. from an arm's length seller for total consideration of C$0.3 million in cash.  The Lac Pelletier project is located in Rouyn Noranda, Quebec and is within ten kilometers of the Yamana Gold Inc. ("Yamana") Wasamac project where Metalla holds a 1.5% NSR royalty; and
  Amended an existing 1.0% NSR royalty on Monarch Mining Corporation's ("Monarch") Beaufor Mine. In consideration for $1.0 million paid in cash to Monarch, Monarch agreed to waive a clause stipulating that payments under the NSR royalty were only payable after 100 Koz of gold have been produced by Monarch following its acquisition of Beaufor Mine.
  On May 12, 2022, the Company filed a new final short form base shelf prospectus and a corresponding registration statement on Form F-10 that replaced the base shelf prospectus and Form F-10 registration statement previously filed by the Company in 2020, and enhanced the Company's financial flexibility. In connection with this transition, the Company terminated its 2021 ATM Program (as defined below). From inception on May 14, 2021, to the termination on May 12, 2022, the Company distributed 1,990,778 common shares under the 2021 ATM Program at an average price of $8.18 per share for gross proceeds of $16.3 million;
  On May 27, 2022, the Company announced that it had entered into a new equity distribution agreement with a syndicate of agents to establish an At-The-Market equity program under which the Company may distribute up to $50.0 million (or the equivalent in Canadian Dollars) in common shares of the Company. From inception to the date of the MD&A, the Company distributed 1,048,649 common shares under the 2022 ATM Program (as defined below) at an average price of $5.18 per share for gross proceeds of $5.4 million, of which 383,683 common shares were sold during the three months ended December 31, 2022, at an average price of $5.28 per share for gross proceeds of $2.0 million;

  On March 30, 2023, the Company signed a binding term sheet with Beedie Capital (“Beedie”) to amend its Amended Loan Facility (as defined below) by: (i) extending the maturity date to 48 months from the close of the amendment; (ii) increasing the Amended Loan Facility by C$5.0 million from C$20.0 million to C$25.0 million; increasing the interest rate from 8.0% to 10.0% per annum; amending the conversion price of the Fourth Drawdown (as defined below) from C$11.16 per share to a 30% premium to the 30-day VWAP of the Company shares measured at market close on the day prior to announcement of the amendment; amending the conversion price of C$4.0 million of the Third Drawdown (as defined below) from C$14.30 per share to the 5-day VWAP of the Company shares measured at market close on the day prior announcement of the to amendment, and converting the C$4.0 million into shares at the new conversion price; and amending the conversion price of the remaining C$1.0 million of the Third Drawdown to the 30-day VWAP of the Company shares measured at market close on the day prior to announcement of the amendment. All other terms of the Amended Loan Facility remain unchanged, and the amendment is subject to regulatory approvals;

  On March 30, 2023, the Company signed an amendment with the arm’s length seller of the Castle Mountain royalty to extend the maturity date of the $5.0 million Castle Mountain Loan (as defined below) from June 1, 2023, to April 1, 2024. As part of the amendment, on March 31, 2023, the Company will pay any accrued interest on the loan, effective April 1, 2023, the interest rate will increase to 12.0% per annum, and the principal and accrued interest will be repaid no later than April 1, 2024;

  For the year ended December 31, 2022, received or accrued payments on 2,681 (December 31, 2021 - 2,915) attributable Gold Equivalent Ounces ("GEOs") at an average realized price of $1,765 (December 31, 2021 - $1,718) and an average cash cost of $7 (December 31, 2021 - $7) per attributable GEO (see Non-IFRS Financial Measures);
  For the year ended December 31, 2022, recognized revenue from royalty and stream interests, including fixed royalty payments, of $2.4 million (December 31, 2021 - $3.0 million), net loss of $10.9 million (December 31, 2021 - $10.4 million), and adjusted EBITDA of negative $1.5 million (December 31, 2021 - negative $1.4 million) (see Non-IFRS Financial Measures);
Management’s Discussion and Analysis - Page 4

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)
  For the year ended December 31, 2022, generated operating cash margin of $1,758 (December 31, 2021 - $1,711) per attributable GEO, from the Wharf, El Realito, Joaquin, and COSE royalties, the New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback"), the Higginsville derivative royalty asset, and other royalty interests (see Non-IFRS Financial Measures); and
  For the year ended December 31, 2022, recognized payments due or received (not included in revenue) from the Higginsville derivative royalty asset of $2.4 million (December 31, 2021 - $2.2 million) (see Non-IFRS Financial Measures).

PORTFOLIO OF ROYALTIES AND STREAMS

As at the date of this MD&A, the Company owned 85 royalties, streams, and other interests. Five of the royalties and streams are in the production stage, thirty-four of the royalties are in the development stage, and the remainder are in the exploration stage.

Notes:

(1) Au: gold; Ag: silver; Cu: copper; Zn: zinc; and Pb: lead.

(2) Kt: kilotonnes; Mt: million tonnes; g/t: grams per tonne; oz: ounces; Koz: kilo ounces; Moz: million ounces; Ktpa: kilotonnes per annum; Mtpa: million tonnes per annum; and tpd: tonnes per day.

(3) See the Company's website at https://www.metallaroyalty.com/ for the complete list and further details.

Producing Assets

As at the date of this MD&A, the Company owned an interest in the following properties that are in the production stage:

Property	Operator	Location	Metal	Terms
Wharf	Coeur Mining	South Dakota, USA	Au	1.0% GVR
Higginsville (1)	Karora Resources	Higginsville, Australia	Au	27.5% PPR
New Luika	Shanta Gold	Tanzania	Au, Ag	15% Ag Stream
El Realito	Agnico Eagle Mines	Sonora, Mexico	Au, Ag	2.0% NSR(2)
La Encantada	First Majestic Silver	Coahuila, Mexico	Au	100% GVR(3)

(1) The Higginsville PP royalty is designated as a derivate royalty asset on the Company's statement of financial position.

(2) Subject to partial buy-back and/or exemption.

(3) 100% gross value royalty on gold produced at the La Encantada mine limited to 1.0 Koz annually.

Below are updates during the three months ended December 31, 2022, and subsequent period to certain production stage assets and is based on information publicly filed by the applicable project owner:

La Encantada

On February 23, 2023, First Majestic announced 107 ounces of gold production in the fourth quarter of 2022 from La Encantada for a grand total of 413 ounces of gold for 2022. Silver production for the mine totaled 3.09 Moz and 2023 guidance is in the range of 2.9 - 3.2 Moz silver. First Majestic plans to complete 8,000 meters of exploration drilling to continue searching for a new mineralized breccia body as well as extend and de-risk some of the known veins. First Majestic will continue to advance mining at La Encantada towards the Ojuelas and Beca-Zone orebodies to extract higher-grade ores.

Management’s Discussion and Analysis - Page 5

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

Metalla holds a 100% GVR royalty on gold produced at the La Encantada mine limited to 1.0 Koz annually.

El Realito

On February 16, 2023, Agnico Eagle Mines Ltd. ("Agnico") reported that gold production from La India totaled 16,669 oz gold for the fourth quarter. Agnico also reported that the 2023 midpoint guidance for the La India mine is expected to be 65 Koz gold. The stripping ratio for early El Realito mining phases was higher than anticipated and resulted in fewer tonnes places on the leach pad. During 2023, Agnico plans to complete 4,000 meters of exploration drilling at the Chipriona deposit, which is currently open along strike with the El Realito royalty boundary.

Metalla holds a 2.0% NSR royalty on the El Realito deposit which is subject to a 1.0% buyback right for $4.0 million.

Wharf Royalty

On February 22, 2023, Coeur Mining Inc. ("Coeur") reported fourth quarter production of 19.9 Koz gold at 0.65 g/t, in line with full year guidance for Wharf disclosed by Coeur on February 16, 2022. Coeur has guided 2023 production to be in the range of 85 - 95 Koz. Successful exploration and infill drilling during the year allowed for a 7% increase, net of depletion, at Wharf where Proven & Probable Reserves totaled 908 Koz gold at 0.027 oz/t (0.84 g/t). Additionally, a total of 293 Koz gold at 0.02 oz/t (0.62 g/t) of Measured & Indicated Resources, and Inferred Resources stand at 63 Koz gold at 0.02 oz/t (0.62 g/t), were declared at Wharf. Exploration efforts in 2023 will focus on geological modelling and planning for 2024.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

New Luika Silver Stream

On January 18, 2023, Shanta Gold Limited ("Shanta") reported that it produced 16.7 Koz of gold at its NLGM in Tanzania in the fourth quarter of 2022, in line with full year production guidance of 68-76 Koz gold. On February 27, 2023, Shanta announced the extension of the mine life at NLGM through to Q1 2028 through the increase in Mineral Reserves at the mine. Total Proven & Probable Mineral Reserves at NLGM now stand at 394 Koz at 2.85 g/t gold, with Measured & Indicated Resources at 764 Koz at 2.78 g/t gold. In addition, a tailings retreatment project at NLGM contributed an additional 48 Koz of recoverable gold and extends the NLGM operating life to at least February 2031.

Metalla holds a 15% interest in Silverback, whose sole business is receipt and distribution of a 100% silver stream on NLGM at an ongoing cost of 10% of the spot silver price.

Management’s Discussion and Analysis - Page 6

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

Development Stage Assets

As at the date of this MD&A, the Company owned an interest in the following properties that are in the development stage:

Property	Operator	Location	Metal	Terms
Akasaba West	Agnico Eagle Mines	Val d'Or, Quebec	Au, Cu	2.0% NSR(1)
Amalgamated Kirkland	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	0.45% NSR
Aureus East	Aurelius Minerals	Halifax, Nova Scotia	Au	1.0% NSR
Beaufor	Monarch Mining	Rouyn-Noranda, Quebec	Au	1.0% NSR
Big Springs	Warriedar Resources	Nevada, USA	Au	2.0% NSR(2)
Castle Mountain	Equinox Gold	California, USA	Au	5.0% NSR
CentroGold	Oz Minerals	Maranhao, Brazil	Au	1.0%-2.0% NSR(4)
COSE(8)	Pan American Silver	Santa Cruz, Argentina	Au, Ag	1.5% NSR
Côté and Gosselin	IAMGOLD/Sumitomo	Gogama, Ontario	Au	1.35% NSR
Del Carmen	Barrick Gold Corp	San Juan, Argentina	Au, Ag	0.5% NSR
Del Toro	First Majestic Silver	Zacatecas, Mexico	Ag, Au	2.0% NSR
Endeavor(8)	CBH Resources	NSW, Australia	Zn, Pb, Ag	100% Ag Stream
Esperanza	Zacatecas Silver	Morelos, Mexico	Ag	20% Ag Stream(3)
Fifteen Mile Stream ("FMS")	St. Barbara	Halifax, Nova Scotia	Au	1.0% NSR
FMS (Plenty Deposit)	St. Barbara	Halifax, Nova Scotia	Au	3.0% NSR(1)
Fosterville	Agnico Eagle Mines	Victoria, Australia	Au	2.5% GVR
Garrison	Moneta Gold	Kirkland Lake, Ontario	Au	2.0% NSR
Hoyle Pond Extension	Newmont Corporation	Timmins, Ontario	Au	2.0% NSR(1)
Joaquin(8)	Pan American Silver	Santa Cruz, Argentina	Au, Ag	2.0% NSR
La Fortuna	Minera Alamos	Durango, Mexico	Au, Ag, Cu	3.5% NSR(5)
La Guitarra	Sierra Madre Gold	Mexico State, Mexico	Ag	2.0% NSR(1)
La Parrilla	First Majestic Silver	Durango, Mexico	Au, Ag	2.0% NSR
Lama	Barrick Gold Corp	San Juan, Argentina	Au	2.5% GPR(6)
Lama	Barrick Gold Corp	San Juan, Argentina	Cu	0.25% NSR(7)
Lac Pelletier	Maritime Resources	Noranda, Quebec	Au	1.0% NSR
North AK	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	0.45% NSR
NuevaUnión	Newmont and Teck	Atacama, Chile	Au	2.0% NSR
San Luis	SSR Mining	Peru	Au, Ag	1.0% NSR
San Martin	First Majestic Silver	Jalisco, Mexico	Ag, Au	2.0% NSR
Santa Gertrudis	Agnico Eagle Mines	Sonora, Mexico	Au	2.0% NSR(1)
Tocantinzinho	G Mining Ventures	Para, Brazil	Au	0.75% GVR
Wasamac	Yamana Gold	Rouyn-Noranda, Quebec	Au	1.5% NSR(1)
West Timmins Extension	Pan American Silver	Timmins, Ontario	Au	1.5% NSR(1)
Zaruma	Pelorus Minerals	Ecuador	Au	1.5% NSR

(1) Subject to partial buy-back and/or exemption.

(2) Subject to fixed royalty payments.

(3) Subject to cap on payments.

(4) 1.0% NSR royalty on the first 500 Koz, 2.0% NSR royalty on next 1Moz, and 1.0% NSR royalty thereafter.

(5) 2.5% NSR royalty capped at $4.5 million, 1.0% NSR royalty uncapped.

(6) 2.5% GP royalty on first 5Moz gold, 3.75 GVR royalty thereafter.

(7) 0.25% NSR royalty on all metals except gold and silver, escalates to 3.0% based on cumulative net smelter returns from the royalty area.

(8) The mine was previously classified as production, however it was placed on care and maintenance, as such the Company has reclassified it to development stage properties.

Management’s Discussion and Analysis - Page 7

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

Below are updates during the three months ended December 31, 2022, and subsequent period to certain development stage assets and is based on information publicly filed by the applicable project owner:

Côté-Gosselin

On February 2, 2023, and February 16, 2023, IAMGOLD Corporation ("IAMGOLD") reported that it had completed 73% of the construction at the Côté Gold Project and drill results received for the 2022 drill program continue to highlight the resource expansion potential of the Gosselin deposit both to the south of the recently declared 5Moz Resource estimate and at depth. Significant intercepts include 1.99 g/t gold over 342.2 meters, 1.29 g/t gold over 313 meters, 1.5 g/t gold over 181 meters and 0.66 g/t gold over 388.5 meters.

Additional technical studies are planned to complete metallurgical test work and mining and infrastructure studies to review alternatives to optimize the inclusion of Gosselin into future Côté life-of-mine plans.

Metalla holds a 1.35% NSR royalty that covers less than 10% of the Côté Reserves and Resources estimate and covers all of the 5 Moz gold Gosselin Resource estimate.

Lama

On February 15, 2023, Barrick reported that drilling of Lama targets continued during the quarter with two drill rigs testing mineralization concepts at Penelope South and Porfiada targets. Total exploration, evaluation and project expenses for the whole Pascua-Lama project totaled $52 million for the year end 2022. For 2023, Barrick has budgeted $75 million for exploration at Lama.

Metalla holds a 2.5%-3.75% GP royalty on gold and a 0.25%-3.0% NSR royalty on all other metals (other than gold and silver) at Lama.

Castle Mountain

On February 21, 2023, Equinox Gold Corp. ("Equinox") reported production in the third quarter of 6,124 ounces of gold and exploration expenditure for the total year of $2.2 million at the Castle Mountain property. The environmental review process and public scoping of the Phase 2 permit amendment is anticipated to begin in the first half of 2023.

Equinox also reported that in 2023, Equinox plans to spend $8 million on Castle Mountain phase two optimization, engineering and permitting.

Metalla holds a 5.0% NSR royalty on the South Domes area of the Castle Mountain mine.

Santa Gertrudis

On February 16, 2023, Agnico provided a resource update on the Santa Gertrudis project near Hermosillo, Mexico where Agnico expects to spend $7.3 million for 10,000 meters of drilling in 2023. Measured & Indicated resources at Santa Gertrudis totaled 516 Koz at 0.91 g/t gold and 2,106 Koz at 3.71 g/t silver. Inferred resources totaled 1,464 Koz at 2.25 g/t gold and 7,548 Koz at 11.58 g/t silver.

Metalla holds a 2.0% NSR royalty on the Santa Gertrudis project.

Garrison

On January 6, 2023, Moneta Gold Inc. ("Moneta") announced their plans to complete a 190,000 meter drill program to upgrade the resource and infill drilling to support a pre-feasibility study at the Tower Gold Project. In addition, Moneta plans to assess the expansion of underground resources through additional exploration drilling at the Garrcon deposit and evaluate opportunities to increase underground production rates from the PEA results.

Management’s Discussion and Analysis - Page 8

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

On September 7, 2022, Moneta announced positive results for a PEA for the Tower Gold Project envisioning a 19,200 tpd combined open pit and underground mining operation with strong economics. Average annual gold production over the first eleven years is expected to be 368 Koz gold with the majority of the ounces in the first five to six years sourced from the Garrison open pit.

Metalla holds a 2.0% NSR royalty on the Garrison project.

Wasamac

On February 16, 2023, Agnico reported they are reviewing the technical aspects of the project with a focus on processing ore at the Canadian Malartic mill, which is expected to reduce the project footprint and capital cost. An internal evaluation of the project is expected in the fourth quarter of 2023 and Agnico expects the project has the potential to produce 200 Koz gold per year. Agnico is in the process of acquiring the Wasamac project through its acquisition of Yamana's portfolio of Canadian assets.

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buy back of 0.5% for C$7.5 million.

Amalgamated Kirkland Property

On February 16, 2023, Agnico reported it is evaluating the potential to source additional production from Amalgamated Kirkland to be processed at either Macassa or at the LaRonde complex. Agnico is evaluating the potential to produce between 20 Koz to 40 Koz of gold per year from the AK deposit commencing in 2024. A total of 16,438 meters of drilling was completed at the AK deposit in 2022. In addition, Agnico declared 100 Koz at 5.2 g/t gold 2P mineral reserves at AK for end 2022.

Metalla holds a 0.45% NSR royalty on the Amalgamated Kirkland property.

Fifteen Mile Stream

On February 22, 2023, St. Barbara Limited ("St Barbara") reported a revised permitting timeline for Fifteen Mile Stream of development in FY26 was declared. In addition, St. Barbara will investigate repurposing the Touquoy processing facility for use at Fifteen Mile Stream to lower capital cost and construction cost. On October 18, 2022, St Barbara Limited reported that permitting for the Fifteen Mile Stream was approved under the Federal Canadian Environmental Assessment Act 2012 (CEAA2012) permitting process and that they will target construction of the mine in 2026.

Metalla holds a 1.0% NSR royalty on the Fifteen Mile Stream project, and 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Tocantinzinho

On October 18, 2022, G Mining Ventures Corp. ("G Mining") provided an update on its recently concluded drill program at the Tocantinzinho project ("TZ") in Pará, Brazil. Infill drilling within the Feasibility Study pit shell returned significant results of 1.48 g/t gold over 193.6 meters and 1.7 g/t gold over 144.7 meters. Drilling outside of the feasibility study pit shell confirmed mineralization with significant intercepts of 1.05 g/t gold over 72.1 meters and 0.98 g/t gold over 10.4 meters. In addition, G Mining identified new targets for greenfield exploration around TZ. The high priority target called Castor is located directly southeast of TZ. Early exploration on the target has returned significant intercepts of 2.2 g/t gold over 8.4 meters and 1.66 g/t gold over 8 meters. A follow up drill program is planned for Q4 2022 and 2023. On September 12, 2022, G Mining announced a positive construction decision for TZ.

Management’s Discussion and Analysis - Page 9

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

Metalla holds a 0.75% GVR royalty on the Tocantinzinho project.

Fosterville

On October 26, 2022, Agnico reported that gold production from Fosterville for the full year of 2022 totalled 338 Koz gold. During 2023, Agnico plans to spend $20.8 million for 105,300 meters of capitalized drilling and development of exploration drifts to replace Mineral Reserve depletion and to add Mineral Resources in the Lower Phoenix, Cygnet and Robbins Hills areas. Agnico will spend another $4.4 million for 11,300 meters of underground and surface expensed exploration with the aim of discovering addition high-grade mineralization at Fosterville.

During the third quarter, significant progress was made on exploration down plunge of the Lower Phoenix system and the newly discovered Cardinal splay zone with significant highlights of 365.5 g/t gold over 1.1 meters, approximately 100 meters down plunge of the Lower Phoenix Mineral Resource, 226.2 g/t gold over 1.4 meters with visible gold and 168.2 g/t gold over 2.9 meters. In addition, significant intercepts further down plunge the Lower Phoenix Mineral Resources returned 14.6 g/t gold over 10.6 meters and 5.5 g/t gold over 21.9 meters. Further to an exploration update by Agnico on August 11, 2022, expansion drilling in the Lower Phoenix returned significant results of 31.5 g/t gold over 8 meters and 226.2 g/t gold over 1.4 meters.

Management has estimated the Metalla royalty boundary is approximately 650-800 meters down dip from the reported drill intercepts in the Lower Phoenix zone.

Metalla holds a 2.5% GVR royalty on the northern and southern extensions of the Fosterville mining license and other areas in the land package.

CentroGold

On February 22, 2023, Oz Minerals stated that the relocation plan required for progressing the court injunction removal for CentroGold was approved with the Federal body of the National Institute of Colonization and Agrarian Reform (INCRA). The request to remove the injunction has been submitted to the court. Oz Minerals plans to complete a feasibility study on the project once the injunction is removed. In addition, exploration expenses of $2.3 million were spent on the project for the quarter.

Metalla holds a 1.0-2.0% NSR royalty on the CentroGold project.

Big Springs

On November 15, 2022, Warriedar Resources Limited ("Warriedar") (formerly Anova Metals Limited) announced a 21% increase to Measured & Indicated Resources at the Big Springs project in Nevada, coming in at 555 Koz at 2.5 g/t gold. Total Resources including Inferred now stand at 1,014 Koz gold at 2.0 g/t gold. For 2023, Warriedar has stated substantial further resource growth potential is set to be pursued with aggressive drilling program expected in 2023.

Metalla holds a 1.0-2.0% NSR on the Big Springs and Golden Domes project.

Akasaba West

On February 16, 2023, Agnico announced that removal of overburden and installation of surface infrastructure was ongoing to bring the Akasaba West project online for early 2024 where it is expected to contribute 12,000 ounces of gold per year to the Goldex operation.

Metalla holds a 2.0% NSR royalty on the Akasaba West project subject to a 210 Koz gold exemption.

Management’s Discussion and Analysis - Page 10

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

Endeavor

On March 28, 2023, Polymetals Resources Ltd. (“Polymetals”) announced the execution of a share sale and purchase agreement in relation to the proposed acquisition of all of the issued share capital of Orana Minerals Pty Ltd., which is the sole shareholder of Cobar Metals Pty Ltd. (“Cobar Metals”).  Cobar Metals has in turn entered into an agreement to purchase the Endeavor lead, zinc and silver mine in Australia via the acquisition of three project companies, including Cobar Operations Pty Ltd. (“Cobar Operations”). Polymetals announced it is focused on various aspects of the Endeavor mine with a view to recommencing operations. Completion of Polymetals acquisition of Orana Minerals Pty Ltd. is subject to approval of Polymetals shareholders, with documents to be sent to shareholders in the near future.  As part of Polymetals proposed acquisition of the Endeavor mine, the Company has entered into an agreement with the holder of the Endeavor mining tenements, Cobar Operations, by which the Company will convert its 100% silver stream in the Endeavor mine to a 4.0% NSR royalty on all lead, zinc and silver produced from those tenements, and the closing of that agreement is pending.

Joaquin and COSE

The Company owns a royalty on the Joaquin project and on the COSE project, both of which are currently owned and operated by Pan American Silver ("Pan American").  The ore from both Joaquin and COSE was trucked to the Manantial Espejo mine where the mill had excess capacity.

On February 22, 2023, Pan American released its annual statements and as per those statements it disclosed that mining and processing activities at Manantial Espejo concluded in January 2023 and the assets, including Joaquin and COSE, were placed on care and maintenance at the end of 2022.

The Company considered this announcement as an indicator of impairment on both Joaquin and COSE and as at December 31, 2022, fully impaired both royalties to $nil, and for the twelve months ended December 31, 2022, recorded an impairment charge of $3.7 million related to Joaquin and COSE, concurrently the Company has reclassified the royalties as development stage until operations at each project are restarted.

The Company believes there is significant value that remains at these projects based on historical National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") compliant Resources that were excluded from the Pan American mine plan. If the projects are restarted, or are sold to an entity with a plan to restart mining and processing activities, the Company will do a further analysis to see if any part of the impairment can be reversed in the future.

Metalla holds a 2.0% NSR royalty on Joaquin and holds a 1.5% NSR royalty on COSE.

Management’s Discussion and Analysis - Page 11

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

Exploration Stage Assets

As at the date of this MD&A, the Company owned a large portfolio of royalties on exploration stage assets including:

Property	Operator	Location	Metal	Terms
Anglo/Zeke	Nevada Gold Mines	Nevada, USA	Au	0.5% GOR
Beaudoin	Explor Resources	Timmins, Ontario	Au, Ag	0.4% NSR
Big Island	Voyageur Mineral Explorers	Flin Flon, Manitoba	Au	2.0% NSR
Bint Property	Glencore	Timmins, Ontario	Au	2.0% NSR
Biricu	Minaurum Gold	Guerrero, Mexico	Au, Ag	2.0% NSR
Boulevard	Independence Gold	Dawson Range, Yukon	Au	1.0% NSR
Caldera	Not Applicable	Nevada, USA	Au	1.0% NSR
Camflo Mine	Yamana Gold	Val d'Or, Quebec	Au	1.0% NSR
Capricho	Solaris Resources	Peru	Au, Ag	1.0% NSR
Colbert/Anglo	Newmont	Timmins, Ontario	Au	2.0% NSR
Carlin East	Ridgeline Minerals	Nevada, USA	Au	0.5% NSR(3)
DeSantis Mine	Canadian Gold Miner	Timmins, Ontario	Au	1.5% NSR
Detour DNA	Agnico Eagle Mines	Cochrane, Ontario	Au	2.0% NSR
Edwards Mine	Alamos Gold	Wawa, Ontario	Au	1.25% NSR
Fenn Gib South	Mayfair Gold	Timmins, Ontario	Au	1.4% NSR
Fortuity 89	Not Applicable	Nevada, USA	Au	2.0% NSR
Golden Brew	Highway 50 Gold	Nevada, USA	Au	0.5% NSR
Golden Dome	Warriedar Resources	Nevada, USA	Au	2.0% NSR (3)
Goodfish Kirana	Warrior Gold	Kirkland Lake, Ontario	Au	1.0% NSR
Green Springs	Contact Gold	Nevada, USA	Au	2.0% NSR
Guadalupe/Pararin	Black Swan Minerals	Peru	Au	1.0% NSR
Hot Pot/Kelly Creek	Nevada Exp./Austin Gold	Nevada, USA	Au	1.5% NSR(2)(3)
Island Mountain	Tuvera Exploration	Nevada, USA	Au	2.0% NSR(3)
Jersey Valley	Not Applicable	Nevada, USA	Au	2.0% NSR
Kings Canyon	Pine Cliff Energy	Utah, USA	Au	2.0% NSR
Kirkland-Hudson	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	2.0% NSR
La Joya	Silver Dollar	Durango, Mexico	Ag, Cu, Au	2.0% NSR
La Luz	First Majestic	San Luis Potosi, Mexico	Ag	2.0% NSR
Los Patos	Private	Venezuela	Au	1.5% NSR
Los Tambos	IAMGOLD/Pucara Res.	Peru	Au	1.0% NSR
Lourdes	Pucara Resources	Peru	Au, Ag	1.0% NSR
Mirado Mine	Orefinders	Kirkland Lake, Ontario	Au	1.0% NSR(1)
Montclerg	GFG Resources	Timmins, Ontario	Au	1.0% NSR
Northshore West	Newpath Resources Inc	Thunderbay, Ontario	Au	2.0% NSR
Orion	Minera Frisco	Nayarit, Mexico	Au, Ag	2.75% NSR(4)
Pelangio Poirier	Pelangio Exploration	Timmins, Ontario	Au	1.0% NSR
Pine Valley	Nevada Gold Mines	Nevada, USA	Au	3.0% NSR(3)
Plomosas	GR Silver	Sinaloa, Mexico	Ag	2.0% NSR(2)
Pucarana	Buenaventura	Peru	Au	1.8% NSR(1)
Puchildiza	Not Applicable	Chile	Au	1.5% NSR
Red Hill	NuLegacy Gold Corp.	Nevada, USA	Au	1.5% GOR
Ronda	Platinex	Shining Tree, Ontario	Au	2.0% NSR(2)
Sirola Grenfell	Record Gold Corp.	Kirkland Lake, Ontario	Au	0.25% NSR
Solomon's Pillar	Private	Greenstone, Ontario	Au	1.0% NSR
Tower Stock	Thunder Gold Corp.	Thunder Bay, Ontario	Au	2.0% NSR
TVZ Zone	Newmont	Timmins, Ontario	Au	2.0% NSR

(1) Option to acquire the underlying and/or additional royalty.

(2) Subject to partial buy-back and/or exemption.

(3) Subject to fixed royalty payments.

(4) Subject to closing conditions.

Management’s Discussion and Analysis - Page 12

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

Below are updates during the three months ended December 31, 2022, and subsequent period to certain exploration assets and is based on information publicly filed by the applicable project owner:

Camflo

On February 16, 2023, Agnico, who is currently in the process of closing its acquisition of Yamana, reported the Canadian Malartic partnership has identified porphyry hosted gold mineralization that could potentially be mined via an open pit at the Camflo property and provide tonnage to the Canadian Malartic operation by the end of the decade. Additional studies are underway to fully evaluate the mineralization and additional potential in adjacent rock types. An aggressive drill program of $5 million with 22,000 meters is planned in 2023. The Camflo property covers the past producing Camflo mine which had historical production of approximately 1.6 Moz gold at 5.78 g/t.

Metalla holds a 1.0% NSR royalty on the Camflo mine, located ~1km northeast of the Canadian Malartic operation.

Montclerg

Through press releases dated February 8, 2023, and January 18, 2023, GFG Resources Inc. reported high grade intervals at the Montclerg Gold Project located 48 km east of the Timmins Gold District. Significant intercepts include 8.46 g/t gold over 5 meters and 9.85 g/t gold over 16 meters.

Metalla holds a 1.0% NSR royalty on the Montclerg property.

Detour DNA

On February 16, 2023, Agnico reported the results from step out drilling approximately 2.4 km west of the Detour West pit where a significant drill hole intercepted 2.6 g/t gold over 35.3 meters and 13.7 g/t gold over 3.2 meters.

Metalla holds a 2.0% NSR royalty on the Detour DNA property which is approximately 7 km west of the Detour West reserve pit margin.

Green Springs

On December 9, 2022, Contact Gold Corp. announced it has entered into a $10 million Earn-in with Centerra Gold on the Green Springs project.

Metalla holds a 2.0% NSR royalty on the Green Springs project.

Management’s Discussion and Analysis - Page 13

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

Production and Sales from Royalties and Streams

The following table summarizes the attributable GEOs sold by the Company's royalty partners, including any amounts related to derivative royalty assets:

	Year ended
	December 31,
	2022	2021
Attributable GEOs(1) during the period from:
Higginsville(2)	1,324	1,202
Wharf	639	937
El Realito	226	-
NLGM(3)	101	115
COSE	123	416
Joaquin	268	245
Total attributable GEOs(1)	2,681	2,915

(1) For the methodology used to calculate attributable GEOs see Non-IFRS Financial Measures.

(2) The Higginsville PP royalty is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the statement of financial position and not shown as revenue on the Company's statement of profit and loss. However, operationally the Company is paid for the ounces sold similar to the Company's other royalty interests, therefore the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 in the Company's consolidated financial statements for the year ended December 31, 2022.

(3) Adjusted for the Company's proportionate share of NLGM held by Silverback.

OUTLOOK

Primary sources of cash flows from royalties and streams for 2023 are expected to be Wharf, Higginsville, El Realito, NLGM, and La Encantada. In 2023, the Company expects 2,500 to 3,500 attributable GEOs (1).

(1) For the methodology used to calculate attributable GEOs see Non-IFRS Financial Measures.

Management’s Discussion and Analysis - Page 14

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight most recently completed financial quarters up to December 31, 2022:

	Three months ended
	December 31,	September 30,	June 30,	March 31,
	2022	2022	2022	2022
Revenue from royalty and stream interests	$628,206	$655,963	$460,262	$668,997
Net loss	4,788,101	2,537,514	1,370,500	2,232,219
Dividends declared and paid	-	-	-	-
Loss per share - basic and diluted	0.11	0.06	0.03	0.05
Weighted average shares outstanding - basic	45,500,634	44,828,356	44,583,515	44,271,600

	Three months ended
	December 31,	September 30,	June 30,	March 31,
	2021	2021	2021	2021
Revenue from royalty and stream interests	$813,509	$785,058	$696,605	$674,585
Net loss	3,131,180	2,187,472	2,729,981	2,377,724
Dividends declared and paid	-	-	-	-
Loss per share - basic and diluted	0.07	0.05	0.06	0.06
Weighted average shares outstanding - basic	43,953,837	43,287,763	42,281,245	40,709,081

Changes in revenues, net income (loss), and cash flows on a quarter-by-quarter basis are affected primarily by changes in production levels and the related commodity prices at producing mines, acquisitions of royalties and streams, as well as the commencement or cessation of mining operations at mines the Company has under royalty and stream agreements.

A summary of material changes impacting the Company's quarterly results are discussed below:

  For the three months ended December 31, 2022, revenue remained roughly consistent with the prior period as the primary sources of revenue remained unchanged. Net loss was higher than previous periods due to the impairment charges on the Joaquin and COSE royalties.
  For the three months ended September 30, 2022, revenue remained roughly consistent with the prior period as the COSE royalty ended and the El Realito royalty started making payments. Net loss for the period was higher due to the impairment charge on the Joaquin royalty.
  For the three months ended June 30, 2022, revenue was roughly consistent with prior periods as the primary sources of revenue remained unchanged. Net loss was lower than previous periods due to the reduction in share-based payments expense related to the vesting conditions of the Company's previously issued stock options and restricted share units.
  For the three months ended March 31, 2022, December 31, 2021, September 30, 2021, and June 30, 2021, revenue and net loss roughly consistent compared to the previous quarter as the primary sources of revenue remained unchanged being the Wharf, COSE and Joaquin royalties.
Management’s Discussion and Analysis - Page 15

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

RESULTS OF OPERATIONS

Three Months Ended December 31, 2022

The Company's net loss totaled $4.8 million for the three months ended December 31, 2022 ("Q4 2022"), compared with a net loss of $3.1 million for the three months ended December 31, 2021 ("Q4 2021").

Significant items impacting the change in net loss included the following:

  an increase in gross profit from less than negative $0.1 million in Q4 2021 to $0.2 million in Q4 2022, this increase was due to lower depletion amounts in Q4 2022;
  a decrease in share-based payments from $1.3 million for Q4 2021, to $0.6 million for Q4 2022, this decrease was due to the Company having unvested options outstanding during the current period with lower black-scholes values, which lead to a corresponding lower share-based payment charge;
  an increase in royalty interest impairments from $nil in Q4 2021 to $2.0 million in Q4 2022, this increase was due to the impairment of the Joaquin and COSE royalties; and
  a decrease in the share of net income from Silverback from income of less than $0.1 million in Q4 2021 to a loss of $0.7 million in Q4 2022, this decrease was due to an adjustment to the depletion charge recorded in the period of $0.6 million related to depletion of the fair value adjustment on the equity accounted asset that had not previously been recorded (for additional details see Note 6 of the Company's consolidated financial statements for the year ended December 31, 2022).

Year Ended December 31, 2022

The Company's net loss totaled $10.9 million for the year ended December 31, 2022 ("2022 YTD"), compared with a net loss of $10.4 million for the year ended December 31, 2021 ("2021 YTD").

Significant items impacting the change in net loss included the following:

  a decrease in share-based payments from $5.3 million for the 2021 YTD, to $2.9 million for 2022 YTD, this decrease was due to the Company having unvested options outstanding during the current year with lower black-scholes values, which lead to a corresponding lower share-based payment charge;
  an increase in royalty interest impairments from $nil for 2021 YTD to $3.7 million for 2022 YTD, this increase was due to the impairment of the Joaquin and COSE royalties;
  a decrease in the share of net income from Silverback from income of $0.2 million in 2021 YTD to a loss of $0.6 million in 2022 YTD, this decrease was due to an adjustment to the depletion charge recorded in the year of $0.6 million related to depletion of the fair value adjustment on the equity accounted asset that had not previously been recorded (for additional details see Note 6 of the Company's consolidated financial statements for the year ended December 31, 2022);
  an increase in mark-to-market gains on the derivative royalty asset from a loss of $0.2 million for 2021 YTD, to a gain of $0.5 million for 2022 YTD, this increase was driven primarily by changes in the estimates of future gold price and foreign exchange rates used in the Company's derivative valuation model;
  an increase in interest expense from $0.8 million for 2021 YTD to $1.3 million in 2022 YTD, this increase was driven by an increase in the Company's loans payable during the year; and
  the Company recorded a gain of $0.3 million for 2022 YTD on the extension of the Company's convertible loan facility compared to $nil for 2021 YTD.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity and long-term debt as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to add value for shareholders and benefits for other stakeholders.

Management’s Discussion and Analysis - Page 16

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

The Company's cash balance as at December 31, 2022, was $4.6 million (December 31, 2021 - $2.3 million) and its working capital was $3.0 million (December 31, 2021 - $5.4 million). The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company believes it will have access to sufficient resources to undertake its current business plan for the next twelve months. In order to meet is capital requirements the Company's primary sources of cash flows are expected to be from the Wharf, Higginsville, El Realito, La Encantada, and NLGM royalties and streams, drawdowns under the Amended Loan Facility (as defined below), the 2022 ATM Program (as defined below), and public and/or private placements. The Company may also enter into new debt agreements, or sell assets.

During the year ended December 31, 2022, cash increased by $2.2 million. The increase was due to cash provided by financing activities of $3.8 million, partially offset by cash used in operating activities of less than $0.1 million, and cash used in investing activities of $1.3 million. Exchange rate changes had an impact on cash of $0.2 million.

Debt

Convertible Loan Facility

In March 2019, the Company entered into a convertible loan facility (the "Loan Facility") of C$12.0 million with Beedie Capital ("Beedie") to fund acquisitions of new royalties and streams. The Loan Facility consisted of an initial advance of C$7.0 million (the "First Drawdown"), with the remaining C$5.0 million available for subsequent advances.

On August 6, 2020, the Company completed an amendment with Beedie on its Loan Facility (the "Loan Amendment"). As part of the Loan Amendment:

i. Beedie converted C$6.0 million of the First Drawdown at a conversion price of C$5.56 per share for a total of 1,079,136 common shares of the Company;

ii. the Company drew down the remaining undrawn C$5.0 million (the "Second Drawdown") available from the Loan Facility with a conversion price of C$9.90 per share;

iii. the Loan Facility was increased by an aggregate C$20.0 million. All future advances will have a minimum amount of C$2.5 million and each advance will have its own conversion price based on a 20% premium to the 30-day VWAP of the Company's shares on the date of such advance;

iv. if for a period of 30 consecutive trading days the 30-day VWAP is at a 50% premium above any or all of the conversion prices, the Company may elect to convert the principal amount outstanding under the Loan Facility at the respective conversion prices; and

v. the standby fee on all undrawn funds available under the Loan Facility will bear an interest rate of 1.5%.

In October 2020, Beedie converted the remaining C$1.0 million of the First Drawdown at a conversion price of C$5.56 per share for a total of 179,856 common shares of the Company and in March 2021, Beedie converted the entire C$5.0 million from the Second Drawdown at a conversion price of C$9.90 per share for a total of 505,050 common shares of the Company. Following the conversion of the First Drawdown and the Second Drawdown, under the Loan Facility and the Loan Amendment (together the "Amended Loan Facility") the Company had C$20.0 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances. The Amended Loan Facility is secured by certain assets of the Company and can be repaid with no penalty at any time after the 12-month anniversary of each advance.

In March 2021, the Company drew down $4.0 million (C$5.0 million) (the "Third Drawdown"), at a conversion price of C$14.30 per share, from the Amended Loan Facility of which $3.2 million was allocated to the liability portion and the residual value of $0.8 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.2 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately two years. In October 2021, the Company drew down $2.4 million (C$3.0 million) (the "Fourth Drawdown"), at a conversion price of C$11.16 per share, from the Amended Loan Facility of which $2.0 million was allocated to the liability portion and the residual value of $0.4 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.1 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately one and a half years.

Management’s Discussion and Analysis - Page 17

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

In August 2022, the Company and Beedie entered into an agreement to extend the maturity date of the Amended Loan Facility from April 22, 2023, to January 22, 2024 (the "Loan Extension").  In consideration for the Loan Extension the Company incurred a fee of 2.0% of the then drawn amount of C$8.0 million, in the amount of C$0.2 million (the "Loan Extension Fee"), which is deemed included in the principal amount outstanding under the Amended Loan Facility and bears interest at a rate of 8% per annum. The Loan Extension Fee is due on the earlier of January 22, 2024, and the acceleration of the principal amount of the Amended Loan Facility. The Loan Extension Fee will be convertible into common shares at a conversion price of C$7.34 per share, calculated based on a 20% premium to the 30-day VWAP of the Company's common shares on the close of trading on the trading day immediately prior to the effective date of the Loan Extension.  Upon completion of the Loan Extension, the Company recognized a gain of $0.3 million to reflect the change required in the amortized cost of the liability using the effective interest method over a longer period of time. For additional details on the Loan Extension see Note 8 of the Company's consolidated financial statements for the year ended December 31, 2022.

As at December 31, 2022, the Company had C$5.0 million outstanding with a conversion price of C$14.30 per share from the Third Drawdown, C$3.0 million outstanding with a conversion price of C$11.16 per share from the Fourth Drawdown, C$0.2 million outstanding with a conversion price of C$7.34 per share from the Loan Extension, and had C$12.0 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

For the year ended December 31, 2022, the Company recognized finance charges of $0.1 million (December 31, 2021 - $0.2 million), related to costs associated with the Amended Loan Facility, including standby fees on the undrawn portion of the Amended Loan Facility, as well as set up and other associated costs.

Subsequent to the period end on March 30, 2023, the Company signed a binding term sheet with Beedie to amend its Amended Loan Facility by: (i) extending the maturity date to 48 months from the close of the amendment; (ii) increasing the Amended Loan Facility by C$5.0 million from C$20.0 million to C$25.0 million; increasing the interest rate from 8.0% to 10.0% per annum; amending the conversion price of the Fourth Drawdown from C$11.16 per share to a 30% premium to the 30-day VWAP of the Company shares measured at market close on the day prior to amendment; amending the conversion price of C$4.0 million of the Third Drawdown from C$14.30 per share to the 5-day VWAP of the Company shares measured at market close on the day prior to amendment, and converting the C$4.0 million into shares at the new conversion price; and amending the conversion price of the remaining C$1.0 million of the Third Drawdown to the 30-day VWAP of the Company shares measured at market close on the day prior to amendment.  All other terms of the Amended Loan Facility remain unchanged, and the amendment is subject to regulatory approvals.

Other Loans

In connection with the Castle Mountain acquisition in October 2021, the Company entered into a $5.0 million loan agreement (the "Castle Mountain Loan") with the arm's length seller bearing interest at a rate of 4.0% per annum until fully repaid.  As per the terms of the agreement the principal amount and any accrued interest will be repaid no later than twenty months from the closing date of the acquisition.  The loan is fully payable on June 1, 2023, as such it has been disclosed as a currently liability on the Company's statement of financial position.

Subsequent to the period end on March 30, 2023, the Company signed an amendment with the arm's length seller of the Castle Mountain royalty to extend the maturity date of the $5.0 million Castle Mountain Loan from June 1, 2023, to April 1, 2024.  As part of the amendment, on March 31, 2023, the Company will pay any accrued interest on the loan, effective April 1, 2023, the interest rate will increase to 12.0% per annum, and the principal and accrued interest will be repaid no later than April 1, 2024.

Cash Flows from Operating Activities

During the year ended December 31, 2022, cash used in operating activities was less than $0.1 million and was primarily the result of a net loss of $10.9 million, partially offset by $9.4 million for items not affecting cash, payments received from derivative royalty assets of $2.4 million, and by a $0.8 million decrease in non-cash working capital items. During the year ended December 31, 2021, cash provided by operating activities was $0.3 million and was primarily the result of a net loss of $10.4 million, partially offset by $8.7 million for items not affecting cash, payments received from derivative royalty assets of $2.6 million, and by a $0.6 million decrease in non-cash working capital items.

Management’s Discussion and Analysis - Page 18

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

Cash Flows from Investing Activities

During the year ended December 31, 2022, cash used in the Company's investing activities was $1.3 million and was primarily related to the acquisition of royalties and streams. During the year ended December 31, 2021, cash used in the Company's investing activities was $36.0 million and was primarily related to the acquisition of royalties and streams.

Cash Flows from Financing Activities

During the year ended December 31, 2022, cash provided by the Company's financing activities was $3.8 million, which was primarily comprised of $4.1 million in net proceeds from the At-The-Market equity programs, $0.3 million from the exercise of stock options, partially offset by $0.6 million of finance charges and interest payments. During the year ended December 31, 2021, cash provided by the Company's financing activities was $32.8 million, which was primarily comprised of the drawdowns of $6.4 million from the Amended Loan Facility, $0.3 million from the exercise of stock options, $26.7 million in net proceeds from the At-The-Market offerings, partially offset by $0.6 million of finance charges and interest payments.

At-The-Market Equity Program

2022 ATM Program

On May 27, 2022, the Company announced that it had entered into an equity distribution agreement (the "2022 Distribution Agreement") with a syndicate of agents (collectively, the "Agents") to establish an At-The-Market equity program (the "2022 ATM Program"). Under the 2022 ATM Program, the Company may distribute up to $50.0 million (or the equivalent in Canadian Dollars) in common shares of the Company (the "Offered Shares"). The Offered Shares will be sold by the Company, through the Agents, to the public from time to time, at the Company's discretion, at the prevailing market price at the time of sale. The net proceeds from the 2022 ATM Program will be used to finance the future purchase of royalties and streams and for general working capital purposes. The 2022 Distribution Agreement may be terminated at any time by the Company or the Agents and if not so terminated will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the Offered Shares sold under the 2022 ATM Program reaches the aggregate amount of $50.0 million (or the equivalent in Canadian Dollars); or (b) June 12, 2024. For additional details about the 2022 ATM Program please see the press release by the Company dated May 27, 2022, and available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

For the three and twelve months ended December 31, 2022, the Company distributed 383,683 common shares under the 2022 ATM Program at an average price of $5.28 per share for gross proceeds of $2.0 million, with aggregate commissions paid or payable to the Agents of less than $0.1 million and other share issue costs of $0.2 million, resulting in aggregate net proceeds of $1.8 million.

From inception to the date of this MD&A, the Company had distributed 1,048,649 common shares under the 2022 ATM Program at an average price of $5.18 per share for gross proceeds of $5.4 million.

2021 ATM Program

On May 14, 2021, the Company announced that it had entered into an equity distribution agreement (the "2021 Distribution Agreement") with a syndicate of agents (collectively, the "2021 Agents") to establish an At-The-Market equity program (the "2021 ATM Program"). Under the 2021 ATM Program, the Company could distribute up to $35.0 million (or the equivalent in Canadian Dollars) in common shares of the Company (the "2021 Offered Shares"). The 2021 Offered Shares were sold by the Company, through the 2021 Agents, to the public from time to time, at the Company's discretion, at the prevailing market price at the time of sale. The net proceeds from the 2021 ATM Program were used to finance the purchase of royalties and streams and for general working capital purposes.

Management’s Discussion and Analysis - Page 19

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

The 2021 ATM Program and the 2021 Distribution Agreement were terminated on May 12, 2022.  From inception on May 14, 2021, to termination on May 12, 2022, the Company distributed 1,990,778 common shares under the 2021 ATM Program at an average price of $8.18 per share for gross proceeds of $16.3 million, with aggregate commissions paid or payable to the 2021 Agents and other share issue costs of $1.0 million, resulting in aggregate net proceeds of $15.3 million. The remaining $18.7 million of common shares not sold under the 2021 ATM Program are no longer available for sale and will not be issued.

Outstanding Share Data

As at the date of this MD&A the Company had the following:

  51,767,476 common shares issued and outstanding;
  2,487,402 stock options outstanding with a weighted average exercise price of C$7.88; and
  707,850 unvested restricted share units.

Dividends

The Company's long-term goal is to pay out dividends with a target rate of up to 50% of the annualized operating cash flow of the Company, however, the timing and amount of the payment of a dividend is determined by the Board of Directors by taking into account many factors, including (but not limited to), an increase and stabilization in operating cash flows, and the potential capital requirements related to acquisitions. Going forward, the Board of Directors of the Company will continually assess the Company's business requirements and projected cash flows to make a determination on whether to pay dividends in respect of a particular quarter during its financial year.

Requirement for additional financing

Management believes that the Company's current operational requirements and capital investments can be funded from existing cash, cash generated from operations, and funds available under the Amended Loan Facility. If future circumstances dictate an increased cash requirement and we elect not to delay, limit, or eliminate some of our plans, we may raise additional funds through debt financing, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied on equity financings and loans for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Key management compensation for the Company consists of remuneration paid to management (which includes Brett Heath, the Chief Executive Officer, and Saurabh Handa, the Chief Financial Officer) for services rendered and compensation for members of the Board of Directors (which includes Lawrence Roulston, E.B. Tucker, Alexander Molyneux, James Beeby, Douglas Silver, Mandy Johnston (appointed effective August 16, 2022), and Terry Krepiakevich (ret. effective May 22, 2022)) in their capacity as directors of the Company. The Company's key management compensation was as follows:

	Year ended
	December 31,
	2022	2021
Salaries and fees	$1,303,879	$1,331,996
Share-based payments	2,096,610	3,945,428
	$3,400,489	$5,277,424

Management’s Discussion and Analysis - Page 20

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

As at December 31, 2022, the Company had $0.3 million due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities. As at December 31, 2022, the Company had $Nil due from directors and management.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding transactions of a material nature that have not already been disclosed publicly.

COMMITMENTS

Contractual Commitments

As at December 31, 2022, the Company had the following contractual commitments:

	Less than	1 to	Over	Total
	1 year	3 years	3 years
Trade and other payables	$1,286,117	$-	$-	$1,286,117
Loans payable principal and interest payments (1)	614,433	6,057,397	-	6,671,830
Payments related to acquisition of royalties and streams (2)	5,333,151	-	-	5,333,151
Total commitments	$7,233,701	$6,057,397	$-	$13,291,098

(1) Payments required to be made on the Amended Loan Facility based on the closing balance as at December 31, 2022.

(2) Payments required for the completion of the Castle Mountain acquisition.

Contingent Commitments

In addition to the contractual commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests. However, these payments are subject to certain triggers or milestone conditions that had not been met as of December 31, 2022.

As at December 31, 2022, the Company had the following contingent commitments:

  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the CentroGold project of $7.0 million payable in common shares upon receipt of all project licenses, the lifting or extinguishment of the injunction imposed on the CentroGold project with no pending appeals and, if necessary, the completion of any and all community relocations, and $4.0 million in cash upon the achievement of commercial production at the project;
  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the NuevaUnión copper-gold project of $0.5 million in cash and $0.5 million in common shares upon achievement of commercial production at the La Fortuna deposit in Chile; and
Management’s Discussion and Analysis - Page 21

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)
  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the Hoyle Pond Extension property, the Timmins West Extension property, and the DeSantis Mine property totalling C$5.0 million in cash and common shares upon achievement of various production milestones.

FINANCIAL INSTRUMENTS

Classification

The Company classified its financial instruments as follows:

	As at
	December 31,	December 31,
	2022	2021
Financial assets
Amortized cost:
Cash	$4,555,332	$2,344,246
Royalty, derivative royalty, and stream receivables	1,190,092	1,175,602
Other receivables	315,805	125,571
Fair value through profit or loss:
Derivative royalty asset	2,182,406	4,034,007
Marketable securities	29,545	34,027
Total financial assets	$8,273,180	$7,713,453

Financial liabilities
Amortized cost:
Trade and other payables	$1,286,117	$1,089,219
Loans payable	10,585,039	10,514,644
Total financial liabilities	$11,871,156	$11,603,863

Fair value

Financial instruments recorded at fair value on the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
  Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Marketable securities are classified within Level 1 of the fair value hierarchy. Royalty, derivative royalty, and stream receivables that are receivable to the Company without further adjustments are classified as amortized cost. The derivative royalty asset was valued using certain inputs that are not based on observable market data, inputs used include a gold forward price curve, US$/A$ foreign exchange rates based on forward curves, and an estimated discount rate. Therefore, the derivate royalty asset is classified within Level 3 of the fair value hierarchy. Due to the change in comparable market interest rates the Company has estimated that the fair value of the Company's loans payable as at December 31, 2022, was $5.2 million for the Amended Loan Facility, and $5.1 million for the Castle Mountain Loan.

Management’s Discussion and Analysis - Page 22

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

The Company's activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk and liquidity risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include goods and service tax refunds due from the Canadian federal government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's loan liabilities are disclosed in Note 8 of the Company's consolidated financial statements for the year ended December 31, 2022. All current liabilities are settled within one year.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at December 31, 2022, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, Argentinian peso, and Mexican peso would result in an increase/decrease in the Company's pre-tax income or loss of $0.1 million.

NON-IFRS FINANCIAL MEASURES

The Company has included, in this document, certain performance measures, including (a) attributable GEOs, (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, which is based on the two preceding measures, and (e) adjusted EBITDA. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Attributable Gold Equivalent Ounces (GEOs)

Attributable GEOs are composed of gold ounces attributable to the Company, plus an amount calculated by taking the revenue earned by the Company in the period from payable silver ounces attributable to the Company divided by the average London fix price of gold for the relevant period, plus an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period.  Included in the calculation of attributable GEOs is any cash received from the Higginsville PP royalty, which is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the Company's statement of financial position and not shown as revenue on the Company's statement of profit and loss.  However, operationally as the Company receives payment similar to the Company's other royalty interests, the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 of the Company's consolidated financial statements for the year ended December 31, 2022.

Management’s Discussion and Analysis - Page 23

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

Attributable GEOs are composed of:

  payable gold ounces attributable to the Company; plus
  an amount calculated by taking the revenue earned by the Company in the period from payable silver ounces attributable to the Company divided by the average London fix price of gold for the relevant period; plus an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period.

The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

Average cash cost per attributable GEO

Average cash cost per attributable GEO is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

The Company's average cash cost per attributable GEO was:

	Year ended December 31,
	2022	2021
Cost of sales for NLGM(1)	$18,213	$20,651
Total cash cost of sales	18,213	20,651
Total attributable GEOs	2,681	2,915
Average cash cost per attributable GEO	$7	$7

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

Average realized price per attributable GEO

Average realized price per attributable GEO is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, and including cash received or accrued in the period from derivative royalty assets, by the number of attributable GEOs sold.

The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

Management’s Discussion and Analysis - Page 24

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

The Company's average realized price per attributable GEO was:

	Year ended
	December 31,
	2022	2021
Royalty revenue (excluding fixed royalty payments)	$2,164,785	$2,639,200
Payments from derivative assets(3)	2,383,974	2,163,380
Revenue from NLGM(1)	182,133	206,507
Sales from stream and royalty interests	4,730,892	5,009,087
Total attributable GEOs sold	2,681	2,915
Average realized price per attributable GEO	$1,765	$1,718

Operating cash margin per attributable GEO(2)	$1,758	$1,711

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Operating cash margin per attributable GEO is calculated by subtracting from the average realized price per attributable GEO, the average cash cost per attributable GEO.

(3) The Higginsville PP royalty is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the statement of financial position and not shown as revenue on the Company's statement of profit and loss. However, operationally the Company is paid for the ounces sold similar to the Company's other royalty interests, therefore the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 in the Company's consolidated financial statements for the year ended December 31, 2022.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which excludes from net income taxes, finance costs, depletion, impairment charges, foreign currency gains/losses, share based payments, and non-recurring items. Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS.

The Company's adjusted EBITDA was:

	Year ended
	December 31,
	2022	2021
Net loss	$(10,928,334)	$(10,426,357)
Adjusted for:
Royalty interest impairment	3,660,365	-
Interest expense	1,287,499	818,371
Finance charges	137,943	181,970
Gain on extension of loan payable	(346,251)	-
Income tax provision	41,854	(65,111)
Depletion	1,807,592	2,347,535
Foreign exchange loss (gain)	(34,781)	442,203
Share-based payments (1)	2,880,570	5,324,268
Adjusted EBITDA	$(1,493,543)	$(1,377,121)

(1) Includes stock options and restricted share units.

Management’s Discussion and Analysis - Page 25

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The Company's significant accounting policies and estimates are disclosed in Note 2 of the Company's consolidated financial statements for the year ended December 31, 2022.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company's Disclosure Controls and Procedures ("DCP") are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate to allow timely decisions regarding required disclosure.

The Company's management, with the participation of the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company's DCP as defined under the Exchange Act, as at December 31, 2022. Based upon the results of that evaluation, the CEO and CFO have concluded that, as at December 31, 2022, the Company's disclosure controls and procedures were effective.

Internal Controls Over Financial Reporting

Management of the Company, with participation of the CEO and CFO, is responsible for establishing and maintaining adequate Internal Control over Financial Reporting ("ICFR"). Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting.

The Company's ICFR is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company's ICFR includes:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
  providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
  providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by COSO. Based on this assessment, management has concluded that, as of December 31, 2022, the Company's internal control over financial reporting is effective and no material weaknesses were identified.

Management’s Discussion and Analysis - Page 26

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

Changes in ICFR

There has been no change in our internal control over financial reporting during the year ended December 31, 2022, which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

RISK FACTORS

The Company's ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties. For a full discussion on the risk factors affecting the Company, please refer to the Company's Annual Information Form dated March 31, 2023, which is available on www.sedar.com.

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a Qualified Person as defined in NI 43-101.

Management’s Discussion and Analysis - Page 27

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

TECHNICAL AND THIRD-PARTY INFORMATION

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to Mineral Resources or Mineral Reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred Mineral Resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking information" and "forward-looking statements" (collectively. "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not intend to and does not assume any obligation to update updated forward-looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward looking statements.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements in this MD&A include, but are not limited to, statements regarding:

  future events or future performance of Metalla;
  the completion of the Company's royalty purchase transactions;
  the Company's plans and objectives;
  the Company's future financial and operational performance;
  expectations regarding stream and royalty interests owned by the Company;
  the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla;
  the future achievement of any milestones in respect of the payment or satisfaction of contingent consideration by Metalla;
  the effectiveness, and potential use and benefit of the Company's final short form base shelf prospectus and Form F-10 registration statement;
  the future sales of common shares under the 2022 ATM program and the value of the gross proceeds to be raised;
Management’s Discussion and Analysis - Page 28

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)
  the future availability of funds, including drawdowns pursuant to the Amended Loan Facility;
  the effective interest rate of drawdowns under the Amended Loan Facility and the life expectancy thereof;
  the future conversion of funds drawn down by Metalla under the Amended Loan Facility;
  the amendments to the Amended Loan Facility;
  the payment of the principal and accrued interest on the Castle Mountain loan and the anticipated timing thereof;
  the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof;
  production and life of mine estimates or forecasts at the properties on which the Company and its subsidiaries hold a royalty or streaming interest;
  future disclosure by property owners and the expected timing thereof;
  the completion by property owners of announced capital expenditure programs;
  the completion of 8,000 meters of exploration drilling by First Majestic at La Encantada;
  the advancement of mining at La Encantada towards the Ojuelas and Beca-Zone orebodies;
  the expected 2023 midpoint guidance for the La India mine at El Realito;
  the completion of 4,000 meters of  exploration drilling by Agnico at the Chipriona deposit at El Realito;
  the expected 2023 production at Wharf;
  the focus of the exploration efforts at Wharf in 2023;
  the extension of the mine operating life at NLGM;
  additional technical studies planned to complete test work and studies to optimize inclusion of Gosselin into future Côté life-of-mine plans;
  Barrick's budget for exploration at Lama;
  the beginning of the environmental review process and public scoping of the Phase 2 permit amendment at Castle Mountain and the anticipated timing thereof;
  Agnico's expected expenses for drilling at Santa Gertrudis for 2023;
  the completion of a 190,000 meter drill program at the Tower Gold Project;
  Moneta's plan to assess the expansion of underground resources and evaluate the increase of underground production rates;
  the expected future production at the Tower Gold Project, and anticipated timing thereof;
  the assessment of the Wasamac project by Agnico, and its expected production potential;
  the acquisition of the Wasamac project by Agnico;
  the production potential at the AK deposit and the anticipated timing thereof;
  St. Barbara's plan to investigate repurposing of the Touquoy processing facility;
  the construction of the Fifteen Mile Stream mine, and the anticipated timing thereof;
  G. Mining's plan for a follow-up drill program at Tocantinzinho and the anticipated timing thereof;
  the expected expenses by Agnico at Fosterville, and the completion of capitalized drilling, development of exploration drifts, and underground and surface exploration;
  the completion of a feasibility study on CentroGold, and the anticipated timing thereof;
  the expected drilling program at the Big Springs project, and the anticipated timing thereof, and the potential for substantial further resource growth;
  the expected timing of start of production at Akasaba West, and the expected production potential;
  the recommencing of operations at the Endeavor mine;
  the completion of Polymetals acquisition of Orana Minerals Pty Ltd. and obtaining the required shareholder approval;
  the closing of the agreement between the Company and Cobar Operations to convert the Company's 100% silver stream in the Endeavor mine to a 4.0% NSR royalty on all lead, zinc and silver produced from those tenements;
  the Company's belief that significant value remains at the Joaquin and COSE projects, and the potential restart of operations at those projects;
  the closing of Agnico’s acquisition of Yamana;
  the potential that the porphyry hosted gold mineralization identified by the Canadian Malartic partnership may be mined via an open pit from the Camflo property, and the anticipated timing of production thereof;
  the anticipated drill program at Camflo property and the anticipated timing thereof;
  the amount and timing of the attributable GEOs expected by the Company in 2023;
  the availability of cash flows from the Wharf, Higginsville, El Realito, NLGM and La Encantada royalties and streams;
  royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest;
  the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest;
  future gold and silver prices;
Management’s Discussion and Analysis - Page 29

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)
  the impact of COVID-19 on the planned operations and programs on the properties in which Metalla holds, or may acquire, a royalty;
  other potential developments relating to, or achievements by, the counterparties for the Company's stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest;
  costs and other financial or economic measures;
  prospective transactions;
  growth and achievements;
  financing and adequacy of capital;
  future payment of dividends;
  future public and/or private placements of equity, debt or hybrids thereof; and
  the Company's ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management's current beliefs and assumptions and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation:

  risks related to commodity price fluctuations;
  the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined;
  risks related to exchange rate fluctuations;
  that payments in respect of streams and royalties may be delayed or may never be made;
  risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties;
  that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams;
  business opportunities that become available to, or are pursued by, Metalla;
  that Metalla's cash flow is dependent on the activities of others;
  that Metalla has had negative cash flow from operating activities in the past;
  that some royalty and stream interests are subject to rights of other interest-holders;
  that Metalla's royalties and streams may have unknown defects;
  risks related to Metalla's sole material asset, the Côté property;
  risks related to general business and economic conditions;
  risks related to global financial conditions, geopolitical events and other uncertainties; risks related to epidemics, pandemics or other public health crises, including COVID-19 global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition;
  that Metalla is dependent on its key personnel;
  risks related to Metalla's financial controls;
  dividend policy and future payment of dividends;
  competition;
  that project operators may not respect contractual obligations;
  that Metalla's royalties and streams may be unenforceable;
  risks related to conflicts of interest of Metalla's directors and officers;
Management’s Discussion and Analysis - Page 30

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)
  that Metalla may not be able to obtain adequate financing in the future;
  risks associated with Metalla's 2022 ATM Program;
  risks related to Metalla's current credit facility and financing agreements;
  litigation;
  title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest;
  interpretation by government entities of tax laws or the implementation of new tax laws;
  changes in tax laws impacting Metalla;
  risks related to anti-bribery and anti-corruption laws;
  credit and liquidity risk;
  risks related to Metalla's information systems and cyber security;
  risks posed by activist shareholders;
  that Metalla may suffer reputational damage in the ordinary course of business;
  risks related to acquiring, investing in or developing resource projects;
  risks applicable to owners and operators of properties in which Metalla holds an interest;
  exploration, development and operating risks;
  risks related to climate change; environmental risks;
  that the exploration and development activities related to mine operations are subject to extensive laws and regulations; that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;
  risks associated with the acquisition and maintenance of mining infrastructure;
  that Metalla's success is dependent on the efforts of operators' employees;
  risks related to mineral resource and mineral reserve estimates;
  that mining depletion may not be replaced by the discovery of new mineral reserves; that operators' mining operations are subject to risks that may not be able to be insured against;
  risks related to land title; risks related to international operations;
  risks related to operating in countries with developing economies;
  risks related to the construction, development and expansion of mines or projects;
  risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples;
  that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction;
  the volatility of the stock market;
  that existing securityholders may be diluted;
  risks related to Metalla's public disclosure obligations;
  risks associated with future sales or issuances of debt or equity securities;
  risks associated with the Amended Loan Facility;
  that there can be no assurance that an active trading market for Metalla's securities will be sustained;
  risks related to the enforcement of civil judgments against Metalla;
  risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and
  other factors identified and as described in more detail under the heading "Risk Factors" contained in this MD&A, and in the Company's Annual Information Form and Form 40-F Annual Report filed with regulators in Canada at www.sedar.com and the SEC at www.sec.gov.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

Management’s Discussion and Analysis - Page 31

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2022 (Expressed in United States dollars, unless otherwise indicated)

This MD&A contains future-orientated information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company's anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management’s Discussion and Analysis - Page 32